SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number: 001-14431

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern California Water Company Investment Incentive Program

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Southern California
Water Company
Investment Incentive
Program

Financial Statements and
Supplemental Schedule

As of December 31, 2005 and 2004 and
for the Year Ended December 31, 2005

Southern California Water Company
Investment Incentive Program

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005	5

Notes to Financial Statements	6-16

Supplemental Schedule

Schedule I: Form 5500 – Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005	17

Signatures	18

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Note:   All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Southern California Water Company Investment Incentive Program
San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Southern California Water Company Investment Incentive Program (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for Plan benefits for the year ended December 31, 2005 in conformity with accounting standards generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Costa Mesa, California
June 2, 2006

Southern California Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2005	2004
Assets

Investments, at fair value	$47,646,100	$41,972,451

Contributions receivable	136,514	34,525

Net assets available for plan benefits	$47,782,614	$42,006,976

See accompanying notes to financial statements.

Southern California Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2005

Additions:
Contributions:
Employee	$2,391,440
Employer	1,146,178

Total contributions	3,537,618

Investment income:
Net appreciation in fair value of investments	4,394,597
Interest and dividends	1,562,631

Total investment income	5,957,228

Total additions	9,494,846

Deductions:
Benefits paid to participants	3,699,544
Loans in default	12,272
Administrative and other expenses	7,392

Total deductions	3,719,208

Net increase	5,775,638

Net assets available for plan benefits
Beginning of year	42,006,976

End of year	$47,782,614

See accompanying notes to financial statements.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description

The following description of the Southern California Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective June 1, 2006, the Plan was renamed the Golden State Water Company Investment Incentive Plan.

General

The Plan is a defined contribution plan established by Golden State Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,708,192 and $2,553,748 as of December 31, 2005 and 2004, respectively. Such net assets are considered non-participant directed investments and the full net assets balance is invested in the American States Water Company Stock Fund (See Note 5).

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

Effective January 1, 2002, the Plan was amended to adopt the changes allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Effective January 1, 2003, the Plan was also amended to allow participants to redirect the investment of employer matching contributions which are initially required to be invested in the Company’s stock fund, and transfer it to other funds. Furthermore, effective March 28, 2005, the Plan was amended to comply with the new distribution limitations in Section 401(a)(31)(B) of the Internal Revenue Code in that mandatory lump sum distributions will be made at termination, only for account balances under $1,000.

Plan Administration

The Plan is administered by the Investment Incentive Program Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors. Wells Fargo Bank (“Trustee”) provides the record keeping services and serves as the Plan’s appointed trustee.

Eligibility

Any employee who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Contributions

Subject to statutory limits, eligible employees can contribute an amount between 1% and 20% of compensation, as defined in the Plan document. In 2005, the maximum allowable pre-tax deferral increased to $14,000, with additional “catch-up” deferrals of up to $4,000. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the ASWC Common Stock Fund, formerly the Company’s Common Stock Fund. Total contributions, including receivable, from the employer in cash and company stock amounted to $1,062,875 and $83,303, respectively, for the year ended December 31, 2005 (See Note 3).

Once employer matching contributions have been allocated to a participant’s account, the participant may redirect the investment of such matching contributions into any of the investment funds, subject to compliance with applicable laws and any Company insider trading policies.

The ASWC Common Stock Fund shall be deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the Code and ERISA Section 407(d)(6) that is intended to invest primarily in Company Stock. All cash dividends on Company Stock allocated to participants’ accounts invested in the Company Stock Fund shall be reinvested in Company Stock, except for dividends allocated to any participant who elects that such dividends shall be distributed to the participant in cash. Such election shall be made in a manner prescribed by the Committee.

Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Distribution of Benefits

Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the end of the preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of his PAYSOP account attributable to shares of Company Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)	Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (i.e. loan processing fee) directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 2005 Plan year range from 5% to 10.50%. A loan is considered to be in default at the end of the quarter in which any scheduled payment is more than thirty days late. Under the current terms and conditions of the Plan, there are no special provisions for loans made to purchase a principal residence.

Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. For the year ended December 31, 2005, there was approximately $12,272 in participant loans deemed to be uncollectible.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan’s investment in the ASWC Stock Fund amounted to $25,093,846 and $20,581,056 as of December 31, 2005 and 2004, respectively. Such investments represented approximately 53% and 49% of the Plan’s total assets as of December 31, 2005 and 2004, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2005 Form 10-K and the March 31, 2006 Form 10-Q of ASWC filed with the Securities and Exchange Commission.

The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and ASWC Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unit price of the American States Water Company Stock Fund and the common and collective trusts investment funds is based on the current market value and fair values of underlying assets of the fund as determined by the trustee. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Payment of Benefits Benefits are recorded when paid.

Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan expenses.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2005, administrative expenses borne by the Plan and by the Company were insignificant.

3.	Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may direct the investment of employer matching contributions which are required to initially be invested in the Company’s stock fund, and transfer it out to other funds. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

4.	Investments	The following table presents investments that represent 5 percent or more of the Plan’s Net Assets and Participant Loans:

December 31,	2005		2004

Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Stock Fund, 541,577 and 524,871 units, respectively	$25,093,846	*	$20,581,056	*
Registered Investment Companies:
Strong Opportunity Fund, 114,736 and 120,212 units, respectively	5,148,184		5,577,841
PIMCO Total Return Fund, 229,025 and 226,255 units, respectively	2,404,762		2,414,147
Other (less than 5%)	4,936,797		3,467,195
	12,489,743		11,459,183

	37,583,589		32,040,239

Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Wells Fargo Stable Return EBT Ret Fund, 105,116 and 96,283 units, respectively	3,994,344		3,517,221
Wells Fargo S&P 500 Stock Fund, 80,742 and 89,945 units, respectively	4,228,476		4,499,986
	8,222,820		8,017,207

Participant loans	1,839,691		1,915,005
Total Investments	$47,646,100		$41,972,451

* Participant and non-participant directed

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

4.	Investments (Continued)	During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $4,394,597 as follows:

Net Change in Fair Value:	2005

Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Stock Fund	$3,789,461
Registered Investment Companies	261,990
4,051,451
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds	343,146
Total	$4,394,597

5.	Non-Participant Directed Investments	Information about the net assets and the significant components of the changes in the net assets relating to the non-participant directed portion of the ASWC Stock Fund is as follows:

December 31,	2005	2004
American States Water Company Stock Fund	$16,525,370	$13,970,891

Year ended December 31,	2005
Changes in net assets:
Contributions	$1,146,178
Net appreciation in fair value and dividend income	3,033,507
Benefits paid to participants	(1,063,459)
Net transfers to other investment funds	(558,549)
Fees	(3,198)
Total change in net assets	$2,554,479

6.	Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Fees paid to the Trustee for the year ended December 31, 2005 were insignificant.

Southern California Water Company
Investment Incentive Program

Notes to Financial Statements

7.	Tax Status

The Internal Revenue Service issued a favorable determination letter dated January 15, 2003 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through October 9, 2001. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004 and for the year ended December 31, 2005.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Southern California Water Company
Investment Incentive Program

Schedule I:  Form 5500 – Schedule H – Line 4i –
Schedule of Assets (Held at End of Year) as of December 31, 2005

EIN:  95-1243678
Plan Number: 005

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par or maturity value	Cost	Current Value
Common Stock:
* American States Water Company	American States Water Company (“ASWC”) Stock Fund **:
	Wells Fargo Stable Return Fund	$763,036	$768,468
	American States Water Company Common Stock	14,759,594	24,325,378
		15,522,630	25,093,846

Registered Investment Companies:
American Funds	Balanced Fund	**	243,726
		**
Strong	Opportunity Fund	**	5,148,184
		**
PIMCO	Total Return (Admin) Fund	**	2,404,762
		**
Dodge & Co	Stock Fund	**	1,016,314
		**
American Funds	Growth Fund of America	**	2,271,228
		**
Royce Premier	Financial Intermediary Fund	**	673,953
		**
Fidelity	Diversified Int’l Fund	**	731,576
			12,489,743

Common Collective Trusts Investment Funds:
*Wells Fargo Institutional Trust Group	Stable Return EBT Ret Fund	**	3,994,344
*Wells Fargo Institutional Trust Group	S&P 500 Stock Fund	**	4,228,476
			8,222,820

* Participant loans	Loan with maturities through 2008, interest rates ranging from 5% to 10.50%	**	1,839,691
Total investments			$47,646,100

*       Represents a party-in-interest as defined by ERISA.

**    The cost is only required for non-participant directed investments. The ASWC Stock Fund includes participant and non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive (401k) Plan Administrative Committee

By: /s/ MCCLELLAN HARRIS
McClellan Harris III
Member - Investment Incentive (401k) Plan Administrative Committee

By: /s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive (401k) Plan Administrative Committee

By: /s/ SUSAN L. CONWAY
Susan L. Conway
Member - Investment Incentive (401k) Plan Administrative Committee

By: /s/ JOEL A. DICKSON
Joel A. Dickson
Member - Investment Incentive (401k) Plan Administrative Committee

Dated: July 14, 2006